						Exhibit 99
ML-CFC Commercial Mortgage Trust, 2006-4 Summary Financial Information for Merrill Lynch & Co., Inc.

Year	Net Sales or operating revenues*	Income/loss from continuing operations*	Income/loss from continuing operations per common share	Total Assets*	Long-term obligations and redeemable preferred stock*	Cash dividends per common share
2006	$34,659	$7,499	$8.42	$841,299	$185,213	$1.00
2005	26,009	5,116	5.66	681,015	138,174	0.86
2004	22,059	4,436	4.81	628,098	123,235	0.70
2003	19,900	3,836	4.22	494,518	83,724	0.70
2002	18,627	2,513	2.87	449,601	78,949	0.67

* In millions